NLS Pharmaceutics Ltd.

The Circle 6

8058 Zurich, Switzerland

December 13, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	NLS Pharmaceutics Ltd. (CIK 0001783036)
Registration Statement No. 333-268690 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

NLS Pharmaceutics Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 15, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander Zwyer
Alexander Zwyer
Chief Executive Officer